UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2008

Commission File Number:  000-49650

A/S STEAMSHIP COMPANY TORM
(Translation of registrant's name into English)

Tuborg Havnevej 18
DK-2900 Hellerup
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [   ]     No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Set forth herein as Exhibit 1 is a copy of Announcement No. 1 - 2008 issued by A/S STEAMSHIP COMPANY TORM to The Copenhagen Stock Exchange on January 24, 2008.

Exhibit 1

Acquisition of 50% of FR8

ANNOUNCEMENT NO. 1 – 2008

24 January 2008

Acquisition of 50% of FR8

A/S Dampskibsselskabet TORM (”TORM”) announces that it has acquired a 50% equity stake in the shipping company FR8 Holdings Pte. Ltd. (”FR8”) from FR8 Limited, a subsidiary of the international oil trader Projector. The FR8 Group has offices in Singapore, London and Veracruz in Mexico and employs about 30 staff worldwide. Projector will continue to own its equity interest in FR8.

The purchase price for the 50% equity stake in FR8 amounts to USD 125 million which reflects the current value of similar shipping companies.

In accordance with TORM’s long-term strategy, ”Greater Earning Power”, the acquisition of FR8 will provide TORM’s fleet with access to oil cargoes from Projector and FR8. In addition, the acquisition will enhance TORM's insight into the demand parameters influencing the product tanker market.

The FR8 Group controls 25 vessels including 3 LR2 newbuildings for delivery in 2008. The FR8 Group owns 6 modern product tankers, comprising 4 MR and 2 LR1 product tankers. In addition, the FR8 Group has long-term charters on 3 LR2, 4 LR1 and 11 MR product tankers, with purchase options on 3 of these vessels. The FR8 Group also commercially manages 1 LR2 vessel.

The agreement is subject to merger control approval and execution.

For further information on FR8, please refer to www.fr8.com.

Specification of the expectations for the 2007 result

TORM’s expectations for the result before tax, excluding restructuring costs in connection with the acquisition of OMI, for 2007 are specified to USD 810–820 million. The restructuring costs are ex-pected to amount to approximately USD 15 million.

Contact	A/S Dampskibsselskabet TORM Telephone +45 39 17 92 00 Tuborg Havnevej 18 Klaus Kjærulff, CEO DK-2900 Hellerup – Denmark Mikael Skov, COO

About TORM
TORM is one of the world's leading carriers of refined oil products as well as being a significant participant in the dry bulk market. The Company operates a combined fleet of more than 130 modern vessels, principally through a pooling cooperation with other respected shipping companies who share TORM's commitment to safety, environmental responsibility and customer service.

TORM was founded in 1889. The Company conducts business worldwide and is headquartered in Copenhagen, Denmark. TORM’s shares are listed on the Copenhagen Stock Exchange (ticker TORM) as well as on the NASDAQ (ticker TRMD). For further information, please visit www.torm.com.

ANNOUNCEMENT NO. 1 – 2008
24 JANUARY 2008	A/S DAMPSKIBSSELSKABET TORM - ACQUISITION OF 50% OF FR8

Safe Harbor Forward looking statements
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current  views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable  when made, because these assumptions are inherently  subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control,  TORM cannot assure you that it will achieve or accomplish  these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward looking statements include the strength of world economies and currencies, changes in charter hire rates and vessel values, changes in demand for “tonne miles” of oil carried by oil tankers, the effect ofchanges in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K.

Forward looking statements are based on management’s current evaluation, and TORM is only under obligation to obligation update and change the listed expectations to the extent required by law.

ANNOUNCEMENT NO. 1 – 2008
24 JANUARY 2008	A/S DAMPSKIBSSELSKABET TORM - ACQUISITION OF 50% OF FR8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

A/S STEAMSHIP COMPANY TORM
(registrant)

Dated: January 25, 2008

By: /s/ Klaus Kjærulff
Klaus Kjærulff
Chief Executive Officer

SK 03810 0001 849005